Exhibit (a)(1)(B)

Subject:	Vincerx Pharma, Inc. Offer to Exchange Eligible Options for New Restricted Stock Units

To:	Eligible Holders

Date:	August 13, 2024

We are pleased to announce that Vincerx Pharma, Inc. (“Vincerx”) is commencing an Offer to Exchange Eligible Options for New Restricted Stock Units (referred to as the “Exchange Offer”) today, Tuesday, August 13, 2024. The Exchange Offer program allows eligible employees and individuals that are currently providing service as a consultant who hold stock option grants the opportunity to exchange those options for replacement restricted stock unit awards. The terms of the Exchange Offer are detailed in the Offer to Exchange Eligible Options for New Restricted Stock Units dated August  13, 2024, that was filed with the U.S. Securities and Exchange Commission and can be accessed using the following link: Offer to Exchange Eligible Options for New Restricted Stock Units, dated August 13, 2024

The Exchange Offer and withdrawal rights will remain open until 5:00 p.m., U.S. Pacific Time, on Wednesday, September 11, 2024, unless the Exchange Offer is extended. If any of the conditions to the Exchange Offer are not satisfied or waived, Vincerx will terminate the Exchange Offer and will not be able to accept any tendered options for exchange.

Attached to this e-mail is the Election Form related to the Exchange Offer. You can access a Notice Of Withdrawal form by using the following link: Notice of Withdrawal of Election Form

You should be aware, as further described in the Offer to Exchange Eligible Options for New Restricted Stock Units, that the terms and conditions of your new restricted stock units (“New RSUs”), including the vesting schedule of your New RSUs, will be different from the exchanged options.

Please carefully read all of the documents included in the Offer to Exchange Eligible Options for New Restricted Stock Units. In order to participate in the Exchange Offer, you must meet the criteria and follow the instructions set forth in the attached Election Form, including returning, as indicated in the attached document, your properly completed and signed Election Form by email to gabriela.jairala@vincerx.com, or, during normal business hours on business days, by hand to Gabriela Jairala, so that we receive them before 5:00 p.m., U.S. Pacific Time, on Wednesday, September 11, 2024 (or a later expiration date if Vincerx extends the Exchange Offer). The documents must be delivered using one of the delivery methods outlined in the instructions to the Election Form.

If you have any additional questions about the Exchange Offer, you can contact me at:

Gabriela Jairala

Phone: (650) 800-6676

E-Mail: gabriela.jairala@vincerx.com

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However, please understand that I cannot advise you on whether or not to exchange your Eligible Options. Vincerx recommends that you speak with your own financial and tax advisors to address questions about your personal decision whether to participate in the Exchange Offer.

Thanks,

Gabriela Jairala

Vice President, Investor Relations & Corporate Communications and Chief of Staff

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